Exhibit 14.1

Code of Ethics

Introduction

Bioxytran, Inc. is committed to the maintenance of high ethical standards in its dealings with all those with whom it is involved. This is reinforced by our company’s strong belief in integrity, named as one of Bioxytran, Inc’s Corporate Values. This Code of Ethics has been adopted by our Board of Directors and summarizes the standards that must guide our actions. All employees, including our officers and directors, are required to read this policy carefully and to adhere to its principles and spirit in the daily execution of their tasks and responsibilities.

Business and Scientific Information

The integrity and success of the business of Bioxytran, Inc. is dependent upon the accuracy of the Company’s records and business information. The Company’s shareholders, directors, employees, consultants, clients, suppliers and the public cannot make informed decisions about the Company if this basic information contains material omissions or falsifications or misleading statements.

Confidential Information

Employees have an obligation to safeguard the Company’s confidential information. Such information is Company property. Information include:

Financial information, Product sales, pricing and costing information Operating or marketing plans and budgets Inventions, trade secrets and know-how;

Research and development, scientific data and procedures, and product plans;

Salary, wage and benefits data and all other personnel information;

Detailed information regarding customers, including customer requirements, preferences and plans, except where such information is publicly available; and the Company’s dealings with business partners, suppliers, distributors and consultants and the details of all business deals, other than any terms that have been publicly announced.

BioXyTran, Inc.	233 Needham Street, Suite 300	Newton, MA 02464

All confidential information relating to the Company and its business is to be used solely by employees in pursuance of their work and for corporate purposes only. Confidential Information should not be provided to persons outside of the Company (except in connection with a confidentiality agreement) or used for the purpose of furthering a private interest or making a personal profit.

Employees must also ensure that all non-public information concerning the financial condition, earnings, business prospects, securities and other performance of Bioxytran, Inc. remains confidential, unless and until it is fully and properly disseminated to the public by management.

Public Disclosure

Company plays active roles in the business community, the scientific community, and the community at large. Such participation involves communicating regularly within these communities and open communications on the part of Company representatives are encouraged. However, external communication activities also involve risks that need to be managed. These risks include the inadvertent disclosure of unprotected intellectual property, faulty or misleading financial disclosure, and incorrect information on any subject. Any such disclosure will damage Bioxytran, Inc’s interests, including its public reputation.

Bioxytran, Inc. has a policy under which Company press releases and public statements, as well as statements to the investment community, must be approved by the Chief Executive of Company or his designee. Therefore, no employee should disclose any of the Company’s non-public information to any member of the financial/investment community or to the press.

If an employee believes that any important non-public information will be revealed in any publication or communication with the scientific or investment community, the employee should notify the Corporate Communications department of Company in advance of such disclosure so that appropriate action can be taken, including stopping the disclosure. If any important non-public information is inadvertently disclosed, employees aware of such disclosure should contact the Corporate Communications department immediately so that the Company may promptly take corrective action.

Inventions and Patents

All employees are required to disclose to the Bioxytran, Inc., in accordance with the procedures established by the Intellectual Property Group, any discovery or invention that the employee has made or has reason to believe might be useful, patentable or otherwise protectable, including trade secrets (collectively “Inventions”), in the course of his employment. The decision of when, what and where to pursue possible intellectual property protection will be undertaken by the Company, in consultation with its Intellectual Property department.

Media

Employees must not make any statement to the press, radio or television about the Company’s business without prior authorization in writing. Any approaches or enquiries must be referred to the Corporate Communications department.

BioXyTran, Inc.	233 Needham Street, Suite 300	Newton, MA 02464

Fair Competition and Conflicts of Interest

Principles of Fair Competition

Bioxytran, Inc. is committed to the principles of fair competition in the purchase and sale of products and services. All procurement decisions will be based exclusively on normal commercial considerations, such as quality, cost, availability, service, reputation and other factors bearing directly on the product, service or supplier. The Company’s customers and potential customers have equal right to make purchasing decisions based on the same competitive factors.

Personal Interest

Employees must act in the best interests of Bioxytran, Inc. and must disregard any personal preference or advantage. Employees should avoid entering into situations in which their personal, family or financial interests may conflict with those of Company. Where any potential conflict of interest may arise, the employee should declare their interest and seek advice from their line manager, the HR department, the Group General Counsel and Company Secretary, or a member of the Management Committee. If the Company approves a course of action the HR department will maintain a record of that fact and will make appropriate entries on your personnel file.

Undisclosed interests or obligations in organizations or property with which the Company transacts business, or with which the Company contemplates such transactions, create at least the presumption of a conflict of interest. The existence of such an interest or obligation must be disclosed to any of your line manager, the HR department, the Group General Counsel and Company Secretary, or a member of the Management Committee. Appropriate records of any such disclosures will be maintained by the HR department. Any situation that could create a perception of conflict of interest should be avoided. In the event that an actual or apparent conflict of interest arises between the personal and professional relationship or activities of an employee, the employee involved is required to handle such conflict of interest in an ethical manner in accordance with the provisions of this Code of Ethics.

Business Practice

Bioxytran, Inc. and its employees must comply with the laws of all jurisdictions in which they operate and with applicable international and national industry codes of practice. No employee of the Company shall in the course of their employment commit an illegal or unethical act, or instruct others to do so, for any reason. It is the responsibility of all employees to ensure, by taking advice where appropriate, that they are fully aware of all relevant laws and codes of practice.

Receipt of Things of Value

Employees shall not solicit or accept for themselves or their family anything of any value from any third party, including any gifts, entertainment or personal favors, which might reasonably be believed to have a significant influence on business transactions. An offer of entertainment must not be accepted unless the offer is within the bounds of accepted business hospitality.

BioXyTran, Inc.	233 Needham Street, Suite 300	Newton, MA 02464

Other Interests

Involvement or employment outside of Bioxytran, Inc. in any activity, which might reduce an employee’s general duty of undivided loyalty to the Company or affect the independence of judgments, decisions or actions taken on the Company’s behalf, must be avoided. No conflict of interest should exist between the private interests of employees and their obligations to the Company. To ensure that employees give their full attention to their work, employees are discouraged from engaging in paid employment outside of the Company and employees are prohibited from engaging in paid employment or business that might conflict with the interests of the Company without the express written permission of management of the Company.

Employees must obtain the consent of their immediate superior for all professional activities (such as, for example, service in professional associations, on editorial boards and on boards of management) which follow from their function or status at the Company or which would necessitate time on such activities during the working day.

Bribes

Providing or attempting to provide or soliciting, accepting or attempting to accept any bribe to or from any employee or official of any person, corporation, entity or governmental agency with whom Bioxytran, Inc. is engaged, or seeks to become engaged, in business dealings ordinarily constitutes a violation of law. In addition, such conduct may impair public confidence in the integrity of the Company in the conduct of its business. Accordingly, employees shall not provide, or attempt or offer to provide, any bribes or solicit, accept or attempt to accept any bribe.

Working Environment

Respect and Integrity of the Person

Bioxytran, Inc. encourages the respect of the individual, their integrity and their dignity, by ensuring that the working environment and relations between employees shall be free of discrimination or harassment.

Harassment or discrimination may be based on one or more of the following motives: race, religion, color, political convictions, sex, language, pregnancy, ethnic or national origin, civil state, social status, sexual orientation, handicap, age.

Harassment is an unacceptable behavior, which is shown, among other things, by words, acts or gestures, which are considered by a person or group of persons to be of a humiliating or contemptuous character.

Sexual harassment is defined as being any undesired action or any undesired expression with sexual connotations, which causes a real or apparent prejudice to an employee.

Discrimination and harassment will not be tolerated in the working environment.

Bioxytran, Inc. protects its employees who believe they are victims of harassment or discrimination. Each Company subsidiary has a formal process designed to stop any such behavior and to deal appropriately with the perpetrator.

Employees should not tolerate discrimination and harassment and should report their complaint.

The matter will be treated with discretion and diligence and in accordance with established procedure.

BioXyTran, Inc.	233 Needham Street, Suite 300	Newton, MA 02464

Ethics at Work

Employees are expected to demonstrate integrity, honesty and proper ethics at work. Misconduct will not be tolerated and could lead to disciplinary action. Cases of serious misconduct, e.g.: theft, fraud, violence at work will likely lead to termination of your employment.

Compliance

Employee Compliance and Reporting

All employees are expected to comply with all provisions of this Code of Ethics. The Code will be strictly enforced and breaches of it will be taken very seriously by the Company. Persons found to have breached the Code may be subject to corrective and/or disciplinary action, which may, in serious cases, result in dismissal or removal from office. Breaches of the Code that involve illegal behavior will be reported to the appropriate authorities.

Any concerns about violations of ethics, laws, rules, regulations or this Code by any senior executive officer should be reported promptly to the Chief Compliance Officer. Any such concerns involving the Chief Compliance Officer should be reported to a Management Committee Member.

Bioxytran, Inc. encourages all employees to report any suspected breaches of this Code (or of other laws, rules, regulations or Company policies) promptly and intends to thoroughly investigate any good faith reports of breaches. An anonymous report should provide enough information about the incident or situation to allow the Company to investigate properly. All disclosures will be treated confidentially, except as agreed with the employee and except as necessary and proper for appropriate resolution. The Company will regard the employee’s actions as legitimate if the employee has acted in good faith and neither for personal gain nor out of personal motive.

Employees who speak out and follow the procedure will receive adequate protection. The Company will support concerned employees and protect them from reprisals and will do everything possible to guarantee confidentiality.

BioXyTran, Inc.	233 Needham Street, Suite 300	Newton, MA 02464